Louisiana-Pacific Corporation
414 Union Street, Suite 2000
Nashville, Tennessee 37219

Via EDGAR Transmission and Email

June 10, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Fullem
Sergio Chinos

Re: Louisiana-Pacific Corporation (the “Company”)
Form 10-K for the Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-07107

Dear Messrs. Fullem and Chinos:

We hereby submit the Registrant’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company dated June 3, 2022 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021. For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K for the Year Ended December 31, 2021

General

1.We note that you provided more expansive disclosure in your 2021 Sustainability Report and on your company website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Sustainability Report and on your company website.

Response:

The disclosures in the Company’s 2021 Sustainability Report (the “Sustainability Report”), including those climate-related disclosures on the Company’s website, and in the Company’s 2021 Annual Report on Form 10-K filed February 22, 2022 (the “Form 10-K”) and other Commission filings are guided by diverse considerations according to the documents' varying purposes, stakeholder expectations, and legal requirements.

In preparing the disclosures in the Form 10-K and other Commission filings with respect to climate-related matters, the Company considered, among other items, the following:

i.the applicable requirements of Regulation S-X and Regulation S-K - including Items 101, 105, and 303;
ii.the Commission’s general disclosure principle (set forth in Rule 12b-20) providing that, in addition to the disclosures expressly required to be included in Commission filings, registrants shall disclose such further material information, if any, as may be necessary to make the required disclosures, in the light of the circumstances under which they are made not misleading; and
iii.the Commission’s 2010 interpretive release providing guidance to public companies regarding the Commission’s existing disclosure requirements as they apply to climate change matters.

For purposes of disclosure within its Commission filings regarding a particular event, transaction, trend, uncertainty, impact, or other matter, the Company prepares its disclosure in accordance with applicable disclosure requirements under U.S. securities laws and regulations, including with respect to materiality, within the context of the Company’s business, financial condition or results of operation taking into account the size, scope, and nature of its business. In determining the materiality of information to be included in its disclosure, the Company refers to the standard of materiality set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988), the definition of “material” set forth in Rule 12b-2 and Rule 405 (based on the standard of material set forth in TSC Industries, Inc. v. Northway, Inc., 426 U. S. 438 (1976)), as well as other SEC standards of materiality (collectively referred to herein as “applicable materiality standards”).

Meanwhile, the contents of the Sustainability Report are informed by, among other things, review of voluntary environmental, social and governance (“ESG”) disclosure frameworks – such as that of the Sustainability Accounting Standards Board and the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (“TCFD Framework”). The Sustainability Report disclosures are also informed by discussions and correspondence with many different stakeholders. The Sustainability Report provides an opportunity for the Company to present information, perspectives and discussions that may be of interest to the Company’s employees, customers, investor community, and other stakeholders, including (i) matters relating to performance and activities with respect to climate-related and other ESG matters and (ii) relevant accomplishments, progress towards the Company’s climate-related and other ESG goals. These disclosures go beyond the Commission’s disclosure framework and the disclosure requirements of Regulation S-K and, thus, are more expansive than those provided in filings with the Commission. Furthermore, the Sustainability Report contains a significant amount of detail, including information that is not material to investors in the Form 10-K in light of the specific requirements of that form, applicable materiality standards and the relevant rules and guidance of the Commission.

The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in Commission filings in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

Risk Factors, page 13

2. It appears that you have identified transitioning to a “lower-carbon economy” as a transition risk related to climate change. Revise to provide expanded disclosure that more clearly describes the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Response:

During the three years ended December 31, 2021, transition risks related to climate change, which might include a transition to a low-carbon economy, did not have a material impact on the Company’s business, financial condition, or results of operations. The Company’s filings with the Commission, including those described in the risk factor disclosures on pages 16 -19 of the Form 10-K, discuss the potential impacts that climate-related business trends and regulation could have on its business, financial condition, and results of operations. Such potential risks include:

•increased prescriptive reporting requirements on ESG metrics, including disclosing commitments, targets, or goals;
•the unpredictability and frequency of natural disasters such as hurricanes, hailstorms, wildfires, snow, ice storms, the spread of disease, and insect infestations;
•increased frequency or intensity of extreme weather events, such as storms, floods, and heat waves;
•increased transportation-related costs; and
•increased regulations and/or environmental permitting requirements.

The information in the Sustainability Report represents the Company’s focus on several climate-related areas that are most important to its various stakeholders (including clients, employees, authorities and investors, among others), including potential effects of transition risks related to climate change on the business and operations. This information was the first step to start aligning its public reporting to the recommendations of the TCFD Framework.

The Company included the referenced disclosures on pages 16-19 of the Form 10-K to highlight the potential impacts that climate-related business trends and regulation could have on the Company’s business, financial condition, and results of operations, though such items have had no material impact on the Company to date under the applicable materiality standards. For example, historically, the Company has not experienced a material financial impact due to natural disasters because of availability of sufficient casualty and property as well as business interruption insurance coverage. Similarly, the amount required to be invested to comply with increased regulations and/or environmental permitting requirements in the areas in which we operate has been nominal.

We respectfully submit that the climate-related transition risk disclosure in the Form 10-K is adequate and appropriate. The Company intends to continue to consider the impact of transition risks related to climate change on its business, financial condition, and results of operations and will consider expanding related disclosures in its future Commission filings if warranted.

3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Response:

As part of its disclosure processes and procedures, the Company’s legal department meets quarterly with the Company’s accounting and finance departments regarding pending litigation and regulatory matters, including potential exposures to such matters and also reviews its risk factors disclosures regarding such matters. Management considers applicable disclosure rules, regulations and guidance when preparing its Commission filings, and with respect to litigation risks in particular, assesses the materiality of pending litigation by reference to the accounting standards applicable to loss contingencies under ASC Topic 450, qualitative factors and the Company’s scoping threshold, which is determined based on a measure of profitability that the Company establishes as part of its disclosure controls. While undertaking this review process for purposes of preparing the disclosures contained within the Form 10-K, no material litigation risks were identified. We respectfully submit that the Company will continue to evaluate its climate-related disclosure in Commission filings, including disclosure regarding litigation risks related to climate change, in light of relevant rules, regulations and the applicable standard of materiality.

4. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Please include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Response:

While certain of the Company’s initiatives, such as installation of LED lighting in its facilities, could be considered to have climate-related benefits, the Company does not currently maintain a separate capital expenditure category for climate-relate projects or initiatives. This is because climate-related expenditures are embedded in broader strategic spending aimed at improving operations while also striving for the Company to be environmentally responsible. Further, the Company did not specifically allot any capital expenditures to climate-related projects for the three years ended December 31, 2021. The Company will continue to monitor its capital expenditures for climate-related projects and, if material or otherwise required by applicable rules and regulations, quantify these expenditures in future filings with the Commission.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;
•increased competition to develop innovative new products that result in lower emissions;
•increased demand for generation and transmission of energy from alternative energy sources;
•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
•any new climate-related opportunities, such as carbon-negative products.

Response:

The Company assesses the indirect consequences of climate-related regulation or business trends through its comprehensive risk-management program, which encompasses the Company’s entire business. As part of its oversight responsibilities, the Company’s Board of Directors (the “Board”) and its committees are involved in the oversight of risk management of the Company. It does so in part through its review of findings and recommendations by the Company’s Risk Management Council, the participants of which are executives and/or functional department leaders in the areas of risk management, finance, internal audit, legal and compliance, information technology (including cybersecurity), environmental, and product quality, all of whom supervise day-to-day risk management throughout the Company. The purpose of the Risk Management

Council is to help management assess the effectiveness of the Company’s identification and handling of risks. The Board and its committees have direct access to financial and compliance leadership on a quarterly basis or more frequently if requested. Further, the Board is provided a comprehensive report as to the Risk Management Council’s risk mapping efforts, as well as management’s efforts to mitigate and transfer risk.

In the Company’s process, risks are also assessed for potential financial or strategic impact holistically across the Company, taking into account the totality of the circumstances, including quantitative analyses of potential financial and operational impact as well as qualitative factors such as compliance with laws, pending regulations and the potential effect on our reputation. Management reviews each risk and opportunity and determines the appropriate path forward.

As part of that process, the Company considers applicable disclosure rules, regulations and guidance when preparing its Commission filings and, as applicable and to the extent material under applicable materiality standards, evaluates disclosure for indirect consequences of climate-related regulation and business trends. The Company did not identify material indirect consequences of climate-related regulation or business trends that should be disclosed in Form 10-K under the applicable Commission disclosure requirements. However, it described in the risk factor disclosures on pages 16-19 of the Form 10-K potential impacts that climate-related business trends and regulation could have on its business, financial condition and results of operations.

As stated in the Sustainability Report, the Company is undertaking a climate change risk and opportunity assessment, and subsequent to the filing of the Form 10-K in April 2022, the Company published on its website an evaluation of potential risks and opportunities presented by changes in climate using the TCFD Framework. The Company will continue to monitor and consider the indirect consequences of climate change-related regulation and business trends and whether there is a material impact to its business, financial condition, and result of operations that requires disclosure in future filings with the Commission.

6. We note your disclosure that global climate change may increase the frequency or intensity of extreme weather events that could affect your facilities and demand for your products. If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
•decreased production capacity or reduced supply of raw materials in areas affected by drought or other weather-related changes; and
•any weather-related impacts on the cost or availability of insurance.

Include quantitative information for each of your last three fiscal years as part of your response and tell us whether changes are expected in future periods.

Response:

The Company’s business, financial condition and results of operations are periodically impacted by weather-related events (i.e., hurricanes and ice storms), but, as noted above, insurance coverage has sufficiently mitigated the financial impacts of such events to date. The Company maintains insurance coverage for various risk exposures with third-party insurance carriers at levels that the Company believes are appropriate for the Company’s operations. The Company’s insurance includes protection for damages to its locations, whether resulting from weather-related incidents or other causes, as well as coverage with respect to disruptions in operations that may result from such damage. When any of the Company’s facilities experienced damage from weather-related events in the past, insurance coverage has been sufficient to cover various risk exposures arising from such damage.

Further, the Company respectfully submits that the aggregate amount of insurance-related expenses, of which the cost of its property insurance coverage is an insignificant percentage, consistently represented less than one-half of a percent of the Company’s revenue in each of the three years presented in the Form 10-K. Had the Company experienced weather-related impacts on the cost of its insurance coverage that were material to the financial statements, these amounts would have been significantly higher. As a point of reference, the Company submitted only $15 million of damage claims related to weather-related events under its applicable insurance policies during the three-year period presented in the Form 10-K, and the total loss for that claim (including the applicable deductible) was only $5 million.

The Company’s supply of wood fiber, which is the primary raw material used in operations, is impacted by seasonal changes in weather. The Company has been able to plan appropriately so year-round operations are not significantly impacted. Further, we believe the Company’s operations for the three years ended December 31, 2021, were not impacted by wood fiber disruptions from weather-related events.

Any possible increase in frequency and intensity of weather-related events from climate change was not determined for the periods covered in the Form 10-K, and as disclosed on page 14 of the Form 10-K, if losses are not covered by insurance in the future, our financial position, results of operations, and cash flows could potentially be adversely affected by such events. We respectfully advise the Staff that the Company will continue to evaluate its climate-related disclosure in Commission filings, including disclosure regarding the significant physical effects of climate change on its operations and results, in light of relevant rules, regulations and guidance and the applicable standards of materiality.

7. We note the disclosure on page 18 of your Form 10-K that you have incurred and expect to incur significant expenditures to comply with applicable environmental laws and regulations. Tell us about and quantify compliance costs related to climate change for each of the periods covered by your most recent Form 10-K and whether increased amounts are expected to be incurred in future periods.

Response:

We respectfully advise the Staff that the “significant expenditures” referred to in this statement include compliance and other costs relating to a wide range of matters, such as:

•discharges of pollutants and other emissions on or into the land, water and air;
•the disposal and remediation of hazardous substances or other contaminants;
•carbon taxes in certain Canadian provinces; and
•the restoration and reforestation of timberlands.

Our operations are subject to many environmental laws and regulations governing, among other things, the discharge of pollutants and other emissions on or into the land, water and air, the disposal of hazardous substances or other contaminants, the remediation of contamination and the restoration and reforestation of timberlands. The Company’s efforts to meet environmental regulatory requirements (which includes climate change-related regulations), as well as other efforts to reduce environmental impacts are an integral part of its normal operational activities, and are not separate from other operational costs. As a result, the Company does not believe that it is feasible to specify with a reasonable amount of precision the amount of compliance costs in its production activities relating to climate change. The Company determined that additional detail was not required based on its belief that such costs are not material, individually or in the aggregate, in the context of the overall consolidated financial condition or results of operations. For example, the annual amount of carbon taxes the Company pays in certain Canadian provinces is currently well under one million dollars.

8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Response:

We respectfully submit that the Company has not purchased or sold carbon credits or offsets for the three years covered in the Form 10-K. As the Company engages in the future purchase or sale of carbon credits or offsets, it will continue to evaluate the effects of those future carbon credit transactions in Commission filings, including disclosures on the Company’s business, financial condition, or results of operations, in light of relevant rules, regulations and guidance and the applicable standard of materiality.

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please contact the undersigned via email at Alan.Haughie@lpcorp.com or via phone at 1-888-820-0325.

Sincerely,

/s/ Alan J.M. Haughie______
Alan J.M. Haughie
Executive Vice President and Chief Financial Officer

cc: Nicole Daniel; Senior Vice President, General Counsel and Corporate Secretary; Louisiana-Pacific Corporation

Derek Doyle; Vice President, Controller and Chief Accounting Officer; Louisiana-Pacific Corporation

Tatjana Paterno, Member, Bass, Berry & Sims PLC

Sehrish Siddiqui, Member, Bass, Berry & Sims PLC

Jay H. Knight, Member, Bass, Berry & Sims PLC